Exhibit 99.1

Li-Cycle Announces $100 Million Investment from Koch Strategic Platforms

Koch Strategic Platforms (KSP) to Invest $100 million through a Convertible Note

Investment Provides Capital to Fund Rapidly Expanding Growth Initiatives and

Opportunity to Access to Enhanced Execution Capabilities

Webcast Discussing the Investment by Koch Strategic Platforms Added to the Website

TORONTO, Ontario (September 29, 2021) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that Koch Strategic Platforms (“KSP”), a subsidiary of Koch Investments Group, will make a $100 million investment in Li-Cycle through purchase of a convertible note to support the Company’s rapidly expanding growth opportunities in North America, Europe and Asia.

In addition to the new capital, the Company along with several Koch Industries subsidiaries are exploring opportunities to accelerate Li-Cycle’s global growth strategies. This includes potentially working with Koch Engineered Solutions (“KES”) which provides engineering, procurement, and construction services, as well as the Optimized Process Designs group (“OPD”), a capability of KES, which provides detailed engineering packages, single point procurement for all equipment and materials, fabrication, and construction services. Li-Cycle and KES are exploring commercial opportunities to support the global deployment of incremental Spoke facilities and to enhance execution and operational readiness for the Company’s Rochester Hub1.

“KSP’s investment in Li-Cycle will further fund and accelerate the growth of our lithium-ion battery recycling footprint in North America and globally, as we scale our efficient and proven technology globally to grow in lockstep with our customers and pursue new market opportunities,” said Ajay Kochhar, co-founder and Chief Executive Officer of Li-Cycle.

“Lithium-ion battery recycling and recovery is critical for the electrification of transportation. Li-Cycle is a true leader in the space with proven innovative technology and a robust portfolio of customers and strategic partners,” said David Park, president of Koch Strategic Platforms. “We’re confident in Li-Cycle’s cutting-edge technology and in the Company’s ability to deliver long-term value to its stakeholders throughout the battery supply chain.”

[1]	Li-Cycle and KES may but are under no obligation to pursue commercial opportunities.

With the pace of deployment of new battery mega-factories far exceeding initial expectations, Li-Cycle recognizes the need to accelerate the Company’s roll-out of Spoke & Hub capacity to capture the growing market opportunity. Li-Cycle’s total addressable market (“TAM”) estimate for the quantity of lithium-ion batteries available for recycling globally in 2025 has accelerated significantly in just the past five months. Estimates of the TAM in 2025 in North America, Europe and China have all increased by at least 50%, based on sources that include Benchmark Mineral Intelligence, as well as Li-Cycle market intelligence and forecasting. Among the key drivers of this growth are new battery mega-factory announcements exceeding original expectations. This drives additional battery manufacturing scrap available for recycling, in lockstep with battery manufacturing. The incremental capital being raised from KSP will be directed towards the accelerated expansion of Li-Cycle’s battery recycling footprint, both in North America and internationally.

Terms of the Transaction

Under the terms of the investment, KSP will purchase a convertible note in the aggregate principal amount of $100 million (the “Note”). The Note will have an initial conversion price of approximately $13.43 per Li-Cycle common share (the “Common Shares”), subject to customary anti-dilution adjustments, which price was established based on 125% of the 7-day volume-weighted average price of Li-Cycle’s common shares prior to the date of the Note Purchase Agreement. Li-Cycle will settle its conversion obligations through the delivery of shares of Common Shares. The Note will mature on September 29, 2026 unless earlier repurchased, redeemed or converted. Interest on the Note will be payable semi-annually, and Li-Cycle is permitted to pay interest on the Note in cash or payment in-kind (“PIK”), at its election. Interest payments made in cash will be based on an interest rate of LIBOR plus 5.0% per year, and PIK interest payments will be based on an interest rate of LIBOR plus 6.0% per year. Under the terms of the investment, LIBOR has a floor of 1.0% and a cap of 2.0%. In addition, KSP has committed to a standstill agreement and Li-Cycle has granted certain registration rights to KSP.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Opportunity to Leverage Proven Expertise from Select Koch Businesses

The Company expects this strategic investment by KSP to provide Li-Cycle with the opportunity to tap into key industry expertise across the broader Koch Industries ecosystem in order to augment Li-Cycle’s existing expertise, on mutually acceptable terms and with aligned incentives for the long-term success of Li-Cycle. Opportunities for Li-Cycle to collaborate with KES include, but are not limited to, the following work streams2:

Spoke Fabrication

•	KES has capabilities to construct, test and ship modular Spoke facilities at various KES construction facilities, including in Texas and Poland

[2]

Although Li-Cycle and KES are actively exploring strategic collaboration opportunities, no formal commercial relationship has been entered into at this time with KES, and Li-Cycle cannot guarantee that a commercial relationship will be entered into in the future with respect to any one or more of the key strategic initiatives.

Spoke Deployment

•	KES, with offices in 54 countries, can support Li-Cycle with the roll-out and ground execution of Spoke facilities globally

Hub Operational Readiness

•	KES can support Li-Cycle with the development of a tailored operational readiness plan for the Rochester Hub

Webcast Information

A webcast has been added to Li-Cycle’s YouTube channel, available below. This webcast discusses the investment and the associated strategic opportunities the investment enables with Koch Industries:

WEBCAST LINK

AdvisorsCiti and Cowen are acting as financial advisors to Li-Cycle, and Freshfields Bruckhaus Deringer US LLP and McCarthy Tétrault LLP are serving as Li-Cycle’s legal advisors in the transaction.

Stinson LLP is serving as legal advisor to KSP.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation, or sale is unlawful. The Note and any Common Shares issuable upon conversion of the Note have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Koch Strategic Platforms

With offices in Atlanta and Wichita, KSP desires to be the preferred investment partner of growth focused, strategic companies who are innovating in industries with disruptive potential. Created in 2020, the KSP team pursues public and private investments with companies where long-term mutual benefit can be realized. https://www.kochind.com/

Forward-Looking Statements

Certain statements contained in this communication may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1993, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “may”, “will”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements may include, for example, statements about the investment by KSP and anticipated benefits thereof; the future financial performance of Li-Cycle, and the fulfillment of Li-Cycle’s obligations in relation to the transaction with KSP. These statements are based on various assumptions, whether or not identified in this communication, which Li-Cycle believe are reasonable in the circumstances. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Arizona Spoke, Alabama Spoke and other future projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s inability to develop the Rochester Hub in a timely manner or on budget or that the Rochester Hub will not meet expectations with respect to its productivity or the specifications of its end products; Li-Cycle’s inability to successfully develop scope additions and optimization strategies in the definitive engineering phase of the Rochester Hub, including with respect to a likely increase in the processing capacity of the Rochester Hub above the 25,000 tonnes per annum level set forth in the pre-feasibility study for the project, in response to market developments (such as increasing EV battery manufacturing volumes in North America and trends around battery chemistries in EV applications), which likely scope additions and changes in processing capacity would be expected to result in a significantly greater estimated capital investment than that set forth in the pre-feasibility study; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events; failure to protect Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” in its final prospectus dated August 10, 2021 filed with the Ontario Securities Commission in Canada and the Form 20-F filed with the SEC. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

CONTACTS

Li-Cycle Holdings Corp.

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

Koch Industries

Christin Fernandez

christin.fernandez@kochps.com

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